UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SunPower Corporation

(Exact name of registrant as specified in its charter)

Delaware	94-3008969
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

77 Rio Robles, San Jose, California	95134
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $0.001 par value	The Nasdaq Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

Reclassification

On November 15, 2011, at a special meeting of stockholders of SunPower Corporation (“SunPower” or the “Company”), the stockholders of the Company approved, among other things, a Restated Certificate of Incorporation providing for the reclassification of all outstanding shares of SunPower Class A common stock, par value $0.001 per share (the “Class A Common Stock”), and SunPower Class B common stock, par value $0.001 per share (the “Class B Common Stock”), on a share-for-share basis into a single class of common stock, par value $0.001 per share (the “Common Stock”), with the same voting powers, preferences, rights and qualifications, limitations and restrictions as the Class A Common Stock (the “Reclassification”). Following receipt of stockholder approval at the special meeting, the Company filed the Restated Certificate of Incorporation on November 15, 2011 with the Secretary of State of the State of Delaware. The Restated Certificate of Incorporation became effective at 5 pm Eastern Standard Time (EST) on November 16, 2011 (the “Effective Time”).

In connection with the Reclassification, the By-laws of the Company were amended and restated to, among other things, eliminate obsolete provisions relating to the prior dual-class common stock structure. The amended and restated By-laws (the “Restated By-laws”) became effective immediately following the Effective Time of the Restated Certificate of Incorporation.

The following description is a summary only. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Restated Certificate of Incorporation and the Restated By-laws, each of which is incorporated herein by reference.

General

Our authorized capital stock consists of 367,500,000 shares of Common Stock and 10,000,000 shares designated as preferred stock, par value $0.001 per share (“Preferred Stock”), of which approximately 100,412,840 shares of common stock are expected to be outstanding upon the effectiveness of the Reclassification (excluding shares to be issued upon exercise of outstanding warrants, convertible debentures, options and stock appreciation rights, or upon vesting of outstanding unvested restricted shares, restricted stock units, performance shares and other stock-based awards prior to the effective date of the Reclassification), and no shares of Preferred Stock are expected to be outstanding upon the effectiveness of the Reclassification.

Common Stock

Voting Rights

Subject to the preferences applicable to any Preferred Stock outstanding at any time, holders of Common Stock vote together as a single class on all matters submitted to a vote of the stockholders. Each holder of Common Stock is entitled to cast one vote per share held by such holder on all matters submitted to a vote of the stockholders. Generally, all matters submitted to a vote of the stockholders must be approved by a majority of the votes cast on the matter by the holders of Common Stock present in person or represented by proxy, voting together as a single class at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of Preferred Stock.

Conversion Rights

Shares of Common Stock are not convertible into other securities of the Company.

Dividend Rights

Subject to preferences that may apply to shares of Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

No Preemptive or Redemption Rights

Our Common Stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of Common Stock are entitled to share equally in all of our assets remaining after payment of all liabilities and the liquidation preferences of any outstanding Preferred Stock.

Preferred Stock

Our board of directors is authorized, subject to limitations imposed by the Delaware General Corporation Law, to issue up to a total of 10,000,000 shares of Preferred Stock in one or more series, without stockholder approval. As of November 16, 2011, no shares of Preferred Stock were issued or outstanding. Our board of directors is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions, subject to the provisions of any series of Preferred Stock. Our board of directors is also able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of Preferred Stock with voting or conversion rights that could harm the voting power or other rights of the holders of the Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might harm the market price of the Common Stock and the voting and other rights of the holders of Common Stock. The Company has no current plans to issue any shares of Preferred Stock.

Other Terms

Classification of Our Board of Directors

The Restated Certificate of Incorporation and the Restated By-laws provide that our board of directors is, and will be, divided into three classes of directors, with the classes to be as nearly equal in number as possible. About one-third of the Board will be elected annually, and each member will serve a three-year term. The provision for a classified Board could prevent a party who acquires control of a majority of the outstanding voting shares from obtaining control of our Board until the second annual shareholders meeting following the date the acquirer obtains the controlling share interest. As a result, the classified Board provision may make it more difficult to obtain control of the Company.

Calling of a Special Meeting of Stockholders by a Stockholder

The Restated By-laws provide that stockholders may not call special meetings of the stockholders. However, the Company will call a special meeting of stockholders promptly following receipt of written notice from the Company’s largest stockholder, Total Gas & Power USA, SAS (“Total”) or any member of the Terra Group (as such term is defined in the Affiliation Agreement by and between the Company and Total, dated April 28, 2011 (the “Affiliation Agreement”)) solely for the purpose of considering and voting on a proposal to effect (i) a Terra Merger (as defined in the Affiliation Agreement), to be effected pursuant to and in accordance with the terms of the Affiliation Agreement, together with any stockholder approval as is required by law in connection with such Terra Merger, or (ii) a Transferee Merger (as such term is defined in the Affiliation Agreement) to be effected pursuant to and in accordance with the Affiliation Agreement, together with any stockholder approval as is required by law in connection with such Transferee Merger.

Action of the Stockholders by Written Consent

The Restated Certificate and the Restated By-laws permit action by written consent of the stockholders without a meeting for any action required to be taken at any annual or special meeting until the first time that Total, and other entities controlled by Total S.A., no longer own at least fifty percent of the Company’s voting securities (“Total Stockholder Approval Period”). The Restated Certificate of Incorporation further provides that following the Total Stockholder Approval Period, no action required or permitted to be taken at any annual or special meeting may be taken without a meeting, and the power of our stockholders to consent in writing, without a meeting, to the taking of any such action is specifically denied.

Anti-Takeover Effects of Delaware Law

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Nasdaq Global Select Market Listing Symbol

We expect that the Common Stock will begin trading on the Nasdaq Global Select Market commencing Thursday, November 17, 2011 under the ticker symbol “SPWR”. The CUSIP number for the Common Stock is 867652 406.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.

Rights Plan

The description of the rights issued pursuant to the Amended and Restated Rights Agreement, dated as of November 16, 2011, by and between the Company and Computershare Trust Company, N.A., as Rights Agent, set forth in the Company’s Registration Statement on Form 8-A filed on November 16, 2011, is hereby incorporated herein by reference.

Item 2.	Exhibits.

Exhibit Number	Exhibit

3.1	Restated Certificate of Incorporation of SunPower Corporation.

3.2	Amended and Restated By-laws of SunPower Corporation.

4.1	Amended and Restated Rights Agreement, dated as of November 16, 2011, by and between SunPower Corporation and Computershare Trust Company, N.A., as Rights Agent, incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 16, 2011.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SUNPOWER CORPORATION

By:	/s/ Dennis V. Arriola
Name:	Dennis V. Arriola
Title:	Executive Vice President and Chief Financial Officer

Date: November 16, 2011

INDEX TO EXHIBITS

Exhibit Number	Exhibit

3.1	Restated Certificate of Incorporation of SunPower Corporation.

3.2	Amended and Restated By-laws of SunPower Corporation.

4.1	Amended and Restated Rights Agreement, dated as of November 16, 2011, by and between SunPower Corporation and Computershare Trust Company, N.A., as Rights Agent, incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 16, 2011.